Filed pursuant to Rule 424(b)(3)
					       File No. 333-09523
	[LOGO]          5,000,000 SHARES
			THE LOEWEN GROUP INC.
			COMMON SHARES WITHOUT PAR VALUE


	   This Prospectus relates to 5,000,000 Common shares without par value ("Common Shares") of The Loewen Group Inc. ("Loewen" and, together with its subsidiaries and associated entities, the "Company"), which may be offered and issued from time to time in connection with the acquisition by the Company of funeral home, cemetery and related businesses or properties. The Common Shares may be issued in mergers or consolidations, in exchange for shares of capital stock, partnership interests or other assets representing an interest in other companies or other entities, or in exchange for assets, including assets constituting all or substantially all of the assets and businesses of such entities. The terms of, including the consideration for, such acquisitions generally will be determined by negotiations between the Company's representatives and the owners or controlling persons of the businesses or properties to be acquired. The consideration paid to such owners or controlling persons may include consideration other than, or in addition to, Common Shares. Such acquisitions generally will not involve the payment of underwriting fees or discounts, except that finders' fees may be paid at times. In addition, the Company may provide price guarantees for the Common Shares and may make up any shortfall by issuing additional Common Shares under this Prospectus or in cash. The Company may lease property from, and enter into employment, management or consulting agreements and non-competition agreements with, the former owners and key personnel of the business or properties to be acquired.

	    It is anticipated that Common Shares issued in connection with an acquisition will be valued at a price reasonably related to the market value of the Common Shares at or about the time the terms of the acquisition are agreed upon or at about the time of the closing of the transaction.

	   The Common Shares offered hereby may, subject to certain conditions, be resold pursuant to this Prospectus by persons who receive such shares in transactions in which they might otherwise be deemed underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Resales."


	   The Common Shares are quoted on the New York Stock Exchange under the symbol "LWN." Application will be made to list the Common Shares offered hereby on the New York Stock Exchange. The last reported sales price of the Common Shares on the New York Stock Exchange on January 17, 1997 was $36.25 per share.


NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE. THE SECURITIES OFFERED HEREUNDER HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD IN CANADA.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
			 SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
			       THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
			   COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


	 THE DATE OF THIS PROSPECTUS IS JANUARY 17, 1997

	       AVAILABLE INFORMATION
	   Loewen has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (together with any amendments, supplements, exhibits, annexes and schedules thereto, the "Registration Statement") pursuant to the Securities Act and the rules and regulations thereunder, with respect to the Common Shares offered hereby. This Prospectus does not include all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance  with  the rules and regulations  of  the  Commission.
Statements  made  in  the Prospectus as to the  contents  of  any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

	   Loewen is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by Loewen may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp
Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that Loewen files with the Commission electronically are contained in the Internet Web site maintained by the Commission. The Commission's Web site address is http://www.sec.gov. The Common Shares are traded on the New York Stock Exchange, The Toronto Stock Exchange and The Montreal Exchange. Reports, proxy statements and other information filed by Loewen may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, at the offices of The Toronto Stock Exchange at The Exchange Tower, 2 First Canadian Place, Toronto, Ontario, Canada M5X IJ2 and at the offices of The Montreal Exchange at 800 Victoria Square, Montreal, Quebec, Canada H4Z 1A9.

      THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE UPON REQUEST FROM THE CORPORATE SECRETARY OF THE LOEWEN GROUP INC., 4126 NORLAND AVENUE, BURNABY, BRITISH COLUMBIA, V5G 3S8, CANADA; TELEPHONE (604) 299-9321. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH AN INVESTMENT DECISION IS TO BE MADE.

	 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents heretofore filed by Loewen with the Commission (File No. 0-18429 for filings prior to September 27, 1996; File No. 1-12163 for filings on or subsequent to September 27, 1996) are hereby incorporated herein by reference: (a) Loewen's (i) Annual Report on Form 10-K for the year ended December 31, 1995 filed March 28, 1996 (as amended on Form 10-K/A filed June 20, 1996); (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 (filed May 15, 1996) and June 30, 1996 (filed August 14, 1996); (iii) Current Reports on Form 8-K dated January 3, 1996, January 17, 1996, January 24, 1996, January 26, 1996, February 6, 1996, February 12, 1996, February 27, 1996, March 4, 1996, March 13, 1996, March 20, 1996, March
26, 1996 (as amended on Forms 8-K/A filed June 10, 1996 and July 5, 1996), March 31, 1996, May 1, 1996, May 8, 1996, May 24, 1996,
May 31, 1996, June 4, 1996, June 6, 1996, June 17, 1996, June 21,
1996, June 30, 1996, August 7, 1996, August 26, 1996, August  29,
1996,  September 5, 1996, September 17, 1996, September 20, 1996,
September 24, 1996, September 26, 1996, September 30, 1996, October 1, 1996, October 10, 1996, October 14, 1996, October 17, 1996, October 20, 1996, November 1, 1996, November 3, 1996 and November 5, 1996, November 12, 1996, November 22, 1996, December 4, 1996, December 9, 1996, December 12, 1996,

December 13, 1996,
December 18, 1996, December 27, 1996, January 7, 1997 and January 8, 1997; (iv) Reports by Issuer of Securities Quoted on Nasdaq Interdealer Quotation System on Form 10-C dated February 27, 1996 and March 20, 1996; and (b) the description of the Common Shares contained in a registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description. All documents filed by Loewen pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.


     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

	  FINANCIAL INFORMATION
	   All  dollar amounts in this Prospectus are  in  United
States  dollars  ("U.S.$"  or  "$") unless  otherwise  indicated.
References to "Cdn.$" are to Canadian dollars.


	    The   Company  prepares  its  consolidated  financial
statements included in its reports filed pursuant to the Exchange Act in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Differences between Canadian GAAP and accounting principles generally accepted in the United States ("U.S. GAAP"), as applicable to the Company, are explained in
Note 21 to the Company's 1995 Consolidated Financial Statements, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended (the "1995 Consolidated Financial Statements"), and in Note 11 to the interim consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "September 1996 Interim Consolidated Financial Statements"). The selected consolidated financial data with respect to the Company included in this Prospectus are presented on a Canadian GAAP and a U.S. GAAP basis.


     The consolidated financial statements of the Company for the fiscal year ended December 31, 1993, and for prior fiscal years, were published in Canadian dollars. Effective January 1, 1994, the Company adopted the United States dollar as its reporting currency and, accordingly, has published its consolidated financial statements for the fiscal year ended December 31, 1994 and subsequent periods in United States dollars. Financial information relating to periods prior to January 1, 1994 has been translated from Canadian dollars into United States dollars as required by Canadian GAAP at the December 31, 1993 rate of U.S.$1.00 = Cdn.$1.3217.

	 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


	   This Prospectus, as amended and supplemented, and certain documents incorporated by reference herein contain or may contain both statements of historical fact and "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Examples of forward-
looking   statements  include:   (i)  projections   of   revenue,
earnings,   capital   structure  and   other   financial   items,
(ii) statements of the plans and objectives of the Company or its management, (iii) statements of future economic performance and
(iv) assumptions underlying statements regarding the Company or its business. Important factors, risks and uncertainties that could cause actual results to differ materially from any forward-looking statements ("Cautionary Statements") are disclosed in certain documents incorporated by reference herein and may be included in this Prospectus, as amended and supplemented. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

			   THE COMPANY


	   The Loewen Group Inc. operates the second-largest number of funeral homes and cemeteries in North America and the largest number of funeral homes in Canada. The Company also engages in the pre-need selling of funeral services through its operating locations and the pre-need selling of cemetery and cremation services through certain of its operating locations. As at December 31, 1996 the Company operated 956 funeral homes and 313 cemeteries throughout North America. Over 90% of the Company's revenues are derived from United States operations. Loewen Group International, Inc., a Delaware corporation and a wholly-owned subsidiary of Loewen, serves as a holding company for such United States operations.



     The funeral service industry historically has been characterized by low business risk compared with most other businesses and has not been significantly affected by economic or market cycles. Future demographic trends are expected to contribute to the continued stability of the funeral service industry. In addition, the funeral service industry in North America is highly fragmented, consisting primarily of small, stable, family-owned funeral homes. The Company capitalizes on these attractive industry fundamentals through a growth strategy that emphasizes three principal components: (i) acquiring a significant number of small, family-owned funeral homes and cemeteries; (ii) acquiring "strategic" operations consisting predominantly of large, multi-location urban properties that generally serve as platforms for acquiring small, family-owned businesses in surrounding regions; and (iii) improving the revenue and profitability of newly-acquired and established locations. During 1996, the Company acquired 159 funeral homes and 136 cemeteries for total consideration of approximately $583 million.


     Loewen was  incorporated in 1985 under  the laws of  British
Columbia,  Canada.   Loewen's  principal  executive  offices  are
located  at  4126  Norland  Avenue,  Burnaby,  British  Columbia,
Canada, V5G 3S8; telephone (604) 299-9321.

	  SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
(in thousands of U.S.$, except per share data and operating data)


      Set forth below are certain selected consolidated financial and other data of the Company for the periods indicated. This information should be read in conjunction with the Company's 1995 Consolidated Financial Statements and other information included or incorporated by reference herein. The selected consolidated financial data for each of the years in the five year period ended December 31, 1995 are derived from the Company's audited consolidated financial statements and notes thereto, which have been prepared in accordance with Canadian GAAP. The selected consolidated financial data for the nine months ended September 30, 1996 and 1995 are derived from unaudited interim consolidated financial statements of the Company, which in management's opinion include all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the financial results for the interim periods. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.



      The financial results for the nine months ended September 30, 1996 include $2.6 million of costs related to a hostile takeover proposal by Service Corporation International ("SCI"), which proposal was publicly withdrawn by SCI on January 7, 1997. The financial results for the year ended December 31, 1995 include provisions for the costs of settlements of two significant legal proceedings, litigation-related finance costs and certain additional legal and general and administrative costs.


CANADIAN GAAP
	                   FOR THE NINE MONTHS
	                   ENDED SEPTEMBER 30,                         FOR THE YEAR ENDED DECEMBER 31,
              		 1996              1995<F1>          1995       1994<F1>   1993<F1>   1992<F1>   1991<F1>
INCOME STATEMENT DATA:
Revenue             $647,693          $421,120       $599,939   $417,328   $303,011   $218,907   $162,605

Gross margin         237,382           161,042        226,808    158,854    115,118     83,708     63,087

Earnings from
operations           141,830            93,914        119,053     95,113     65,697     50,563     39,053

Net earnings
(loss)                53,626            36,506       (76,684)     38,494     28,182     19,766     14,425

Basic earnings (loss)
per share<F2>           0.84              0.82         (1.69)       0.97       0.77       0.59       0.46

Fully diluted earnings
(loss) per share
<F2><F3>                0.84              0.82         (1.69)       0.97       0.76       0.58       0.46

OTHER FINANCIAL DATA:
Depreciation and
amortization         $39,005           $28,698        $40,103    $28,990    $21,196    $16,059    $11,053

Aggregate dividends
declared per Common
share                  0.120             0.050          0.050      0.070      0.045      0.030      0.015
                		    AS AT SEPTEMBER 30,                                 AS AT DECEMBER 31,
              		   1996              1995<F1>          1995       1994<F1>     1993<F1>   1992<F1>   1991<F1>
BALANCE SHEET DATA:
Total assets          $3,121,968        $1,997,795     $2,262,980 $1,326,275   $913,661   $675,111   $518,492

Total long-term
debt<F4>               1,255,465           735,626        934,509    516,654    341,977    246,715    193,853

Preferred securities
of subsidiary             75,000            75,000         75,000     75,000         --         --         --

Shareholders'
equity                 1,044,560           653,226        614,682    411,139    325,890    236,317    172,394

OPERATING DATA:
Number of funeral home
locations<F5>                939               768            815        641        533        451        365

Number of funeral
services                 104,407            81,548        114,319     93,760     78,847     63,516     52,212

Number of cemeteries
<F5>                         271               174            179        116         70         38         23


Footnotes appear on the following page.


<F1>Certain    of    the    comparative    figures   have   been
    reclassified to conform to the presentation adopted in 1995.

<F2>Earnings   (loss)   per   share   reflect   the  two-for-one
    subdivision of Common Shares in June 1991.

<F3>Fully  diluted  earnings (loss)  per  share  figures  assume exercise, if dilutive, of employee and other stock options effective on their dates of issue and that the funds derived therefrom were invested at annual after-tax rates of return ranging from 5.85% to 9.10%, in accordance with Canadian GAAP.

<F4>Total long-term  debt  comprises  long-term debt,  including current portion.

<F5>The   numbers  of  locations  for  1994  and   1993  include
    adjustments and consolidations related to prior periods.

     Had the Company's Consolidated Financial Statements been prepared in accordance with U.S. GAAP (see Note 21 to the 1995 Consolidated Financial Statements and Note 11 to the September 1996 Interim Consolidated Financial Statements), selected consolidated financial data would be as follows:


U.S. GAAP
              			   FOR THE NINE MONTHS
              			   ENDED SEPTEMBER 30,                        FOR THE YEAR ENDED DECEMBER 31,
              		 1996              1995<F1>          1995      1994<F1>   1993<F1>   1992<F1>   1991<F1>
INCOME STATEMENT DATA:
Revenue             $647,570          $421,936       $599,939  $417,479   $308,402   $239,452   $185,993

Earnings from
operations           139,438            93,700        117,376    94,758     66,711     54,838     43,692

Earnings (loss) before
cumulative effect of
change in accounting
principles            53,772            37,086       (75,800)    39,652     28,912     21,330     15,893

Fully diluted earnings
(loss) per share before
cumulative effect of
change in accounting
principles<F2>          0.82              0.81         (1.67)      0.98       0.77       0.62       0.50

OTHER FINANCIAL DATA:
Aggregate dividends
declared per share     0.120             0.050          0.050     0.070      0.047      0.033      0.017
                		    AS AT SEPTEMBER 30,                                 AS AT DECEMBER 31,
              		   1996              1995<F1>          1995       1994<F1>     1993<F1>   1992<F1>   1991<F1>
BALANCE SHEET DATA:
Total assets          $3,281,426        $2,069,640     $2,345,874 $1,329,928   $921,342   $702,096   $592,666

Total long-term
debt<F3>               1,255,465           735,626        894,509    516,654    341,977    256,577    221,736

Preferred securities
of subsidiary             75,000            75,000         75,000     75,000         --         --         --

Shareholders'
equity                 1,019,695           628,490        519,006    385,950    299,059    245,472    196,071

<F1>Certain of the comparative figures have been reclassified to conform to the presentation adopted in 1995.
<F2>Earnings (loss) per share reflect the two-for-one subdivision of
    Common Shares in June 1991.
<F3>Total long-term debt comprises long-term debt, including current portion.

			 USE OF PROCEEDS

      This Prospectus relates to Common Shares that may be offered and issued from time to time in connection with the acquisition by the Company of funeral home, cemetery and related businesses or properties. Other than the businesses or properties acquired, there will be no proceeds to the Company from these offerings.
If this Prospectus is used by a Selling Shareholder (as defined) in a public reoffering or resale of Common Shares acquired pursuant to this Prospectus, the Company will not receive any proceeds from such reoffering or resale by the Selling Shareholder.

		      PLAN OF DISTRIBUTION

      Common Shares issued hereunder may be issued in mergers or consolidations, in exchange for shares of capital stock, partnership interests or other assets representing an interest in other companies or other entities, or in exchange for assets, including assets constituting all or substantially all of the assets and businesses of such companies or entities. The terms of, including the consideration for, such acquisitions generally will be determined by negotiations between the Company's representatives and the owners or controlling persons of the businesses or properties to be acquired. The consideration paid to such owners or controlling persons may include consideration other than, or in addition to, Common Shares. Such acquisitions generally will not involve the payment of underwriting fees or discounts, except that finders' fees may be paid at times. In addition, the Company may provide price guarantees for the Common Shares and may make up any shortfall by issuing additional Common Shares under this Prospectus or in cash. The Company may lease property from, and enter into employment, management or consulting agreements and non-competition agreements with, the former owners and key personnel of the businesses or properties to be acquired.

      It is anticipated that Common Shares issued in connection with any such acquisition will be valued at a price reasonably related to the market value of the Common Shares at or about the time the terms of the acquisition are agreed upon, or at or about the time of the closing of the transaction. Other than the businesses or properties acquired, there will be no proceeds to the Company from the issuance of Common Shares offered hereby.

			   RESALES

      The Common Shares issued hereunder will be freely transferable under the Securities Act, except for securities issued to any person deemed to be an "affiliate" of an acquired business or property for purposes of Rule 145 under the Securities Act. Certain affiliates ("Selling Shareholders") may be permitted in writing by Loewen to use this Prospectus to offer and sell Common Shares pursuant to the Registration Statement of which this Prospectus is a part.

      Selling Shareholders may offer and sell Common Shares from time to time in ordinary brokerage transactions on the New York Stock Exchange or any other principal securities exchange on which the Common Shares are then trading at the prices prevailing at the time of such sales, and from time to time the Selling Shareholders may engage in short sales, or short sales against the box, of the Common Shares; provided, however, that Selling Shareholders will not be authorized to use this Prospectus for any offer or sale of Common Shares without first providing prior notice to and obtaining the consent of Loewen. Brokers executing orders are expected to charge normal commissions. Any such broker may be deemed to be an underwriter within the meaning of the Securities Act, and any commissions earned by such broker may be deemed to be underwriting discounts and commissions under such Act. The Company will pay all expenses of registration and of preparing and reproducing this Prospectus, but will not receive any part of the proceeds of the sale of any Common Shares by Selling Shareholders. Selling Shareholders will pay all brokerage commissions and other expenses. In connection with the sales, Selling Shareholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. Any profits realized on sales by such persons may be regarded as underwriting compensation. A supplement or amendment to this Prospectus, if required, will be filed with the Commission under the Securities Act that discloses certain information relating to the resale.

			     EXPERTS

      The consolidated financial statements of the Company incorporated by reference in this Prospectus have been audited by KPMG, Chartered Accountants, for the periods indicated in its report thereon, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance on such report given on the authority of KPMG as experts in accounting and auditing.

			  LEGAL MATTERS

    Russell & DuMoulin, Canadian counsel to Loewen, have passed upon (i) the validity of the Common Shares and (ii) statements as to the enforceability of certain United States securities laws under the caption "Enforceability of Certain Civil Liabilities."

      ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

    Loewen is a corporation organized under and governed by the laws of the Province of British Columbia, Canada. Certain of its directors, controlling persons and officers are residents of Canada, and all or a portion of the assets of such persons and of Loewen are located outside the United States. As a result, it may be difficult or impossible for United States holders of Common Shares seeking to enforce Loewen's obligations under such securities to effect service within the United States upon Loewen (although it may be possible to effect service upon the direct or indirect United States subsidiaries of Loewen) and those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability of such persons under the Securities Act or the Exchange Act, to the extent such judgments exceed such person's United States assets. Loewen has been advised by Russell & DuMoulin, its Canadian counsel, that there is doubt as to the enforceability in Canada against any of these persons, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely on the Securities Act or the Exchange Act.

     No dealer, salesperson or other
person has been authorized to give any
information or to make any
representations other than those
contained in this Prospectus in
connection with the offer and sale of
securities made hereby, and if given or
made, such information or                    5,000,000 SHARES
representations must not be relied upon
as having been authorized.  This
Prospectus does not constitute an offer   THE LOEWEN GROUP INC.
of any securities other than those to
which it relates or an offer or a
solicitation in any jurisdiction to any       COMMON SHARES
person to whom it is not lawful to make
such offer or solicitation in such
jurisdiction.  Neither the delivery of
this Prospectus, nor any distribution
of securities made hereunder shall,               [LOGO]
under any circumstances, create any
implication that there has not been a
change in the facts set forth in this
Prospectus or in the affairs of the
Company since the date hereof or that
the information contained herein is
correct as of any time subsequent to            PROSPECTUS
the date hereof.

	   TABLE OF CONTENTS

Available Information              2

Incorporation of Certain Documents by
   Reference                       2

Financial Information              3

Disclosure Regarding Forward-Looking
   Statements                      3

The Company                        4

Selected Consolidated Financial and
   Other Data                      5


Use of Proceeds                    8



Plan of Distribution               8



Resales                            8



Experts                            9



Legal Matters                      9
                                                January 17, 1997


Enforceability of Certain Civil
Liabilities                        9